Exhibit 99.1

ASM International N.V.

Contact :	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS FINAL

FOURTH QUARTER 2006 AND FULL YEAR 2006 OPERATING RESULTS

•	Fourth quarter of 2006 net sales of € 222.9 million, up 4% from the third quarter of 2006 and down 4% from the fourth quarter of 2005;

•

Net earnings from continued operations of the fourth quarter of 2006 were € 12.0 million, or € 0.22 diluted net earnings from continued operations per share, as compared to net earnings from continued operations of € 14.0 million, or € 0.26 diluted net earnings from continued operations per share for the third quarter of 2006 and net earnings from continued operations of € 13.1 million or € 0.25 diluted net earnings from continued operations per share in the fourth quarter of 2005;

•

Bookings in the fourth quarter of 2006 were € 205.4 million, up 11% from the third quarter of 2006. Bookings from our Front-end segment were up 33% and bookings from our Back-end segment were down 8%. Year-end backlog was € 234.3 million, down 7% from the end of the previous quarter;

•

Full year 2006 net sales of € 877.5 million, up 21% from net sales of € 724.7 million for the full year 2005. Sales from our Front-end segment were up 14% and sales from our Back-end segment were up 28%;

•

Net earnings from continued operations for the full year 2006 were € 54.7 million, or € 1.02 diluted net earnings from continued operations per share, as compared to net earnings from continued operations of € 8.9 million, or € 0.17 diluted net earnings from continued operations per share for the full year 2005;

•	Net loss from discontinued operations for the full year 2006 was € 20.4 million as compared to € 49.1 million for the full year 2005;

•	Full year 2006 bookings of € 889.9 million, up 17% from the full year 2005.

BILTHOVEN, THE NETHERLANDS, March 8, 2007 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its final fourth quarter 2006 and full year 2006 operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“Throughout 2006, both Front-end and Back-end segments delivered solid top-line growth as we continued to execute according to our long-term plan,” commented Arthur del Prado, president and chief executive officer of ASMI. “As EBITDA of € 17 million of our Front-end segment demonstrates, we made considerable progress with our program to bring Front-end operations to consistent profitability. We achieved this by streamlining our wafer processing portfolio while strengthening core technologies, at the same time we are putting in place a low-cost vertically-

integrated manufacturing base. ASMI’s Back-end operation once again reported superior returns, with the percentage of net earnings to sales exceeding 25 percent.”

Unaudited Accounts

ASM International N.V. is currently finalizing the financial statements for the year ended December 31, 2006. We expect to be able to file our Form 20-F with the U.S. Securities and Exchange Commission within two weeks and to publish our Statutory Annual Accounts for the year 2006 in early April 2007. The consolidated balance sheets of ASM International N.V. as of December 31, 2006, the related statements of operations and cash flows for the year ended December 31, 2006 and all quarterly information as presented in this press release are unaudited.

Discontinued Operations ASM NuTool, Inc.

Due to continued negative cash flows and the expected future returns on the invested capital employed, we decided in 2005 to reduce ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In December 2006 we sold substantially all of the ASM NuTool patent portfolio to a third party. Consequently, in the fourth quarter of 2006, we impaired the remaining carrying value of goodwill in the amount of € 11.4 million and reclassified the cumulative translation adjustment related to ASM NuTool, a loss of € 4.8 million, from shareholders’ equity to the statement of operations. This caused ASM NuTool to be accounted for retroactively as discontinued operations in our Consolidated Financial Statements, in accordance with US GAAP. For a further analysis of discontinued operations, reference is made to the notes.

EBITDA - Front-end segment

EBITDA of our Front-end segment is a non-GAAP financial measure. We believe it is a relevant measure as it provides a comparison with earlier statements. EBITDA of our Front-end segment, as defined by us, which excludes one-time charges related to the impairment and discontinuation of ASM NuTool, may not be comparable to similar titled measures reported by others. It should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with US GAAP. The calculation of EBITDA of our Front-end segment for the year 2006 is included in the notes.

Three months ended December 31, 2006.

The following table shows the operating performance for the fourth quarter of 2006 as compared to the third quarter of 2006 and the fourth quarter of 2005:

(euro million)
	Q4 2005	Q3 2006	Q4 2006	% Change Q3 2006 to Q4 2006		% Change Q4 2005 to Q4 2006
Net sales	232.3	213.4	222.9	4%		(4)%
Gross profit	83.2	83.0	83.8	1%		1%
Gross profit margin %	35.8%	38.9%	37.6%	(1.3	)% (1)	1.8	% (1)
Selling, general and administrative expenses	(25.5)	(29.2)	(31.4)	7%		23%
Research and development expenses	(27.0)	(21.9)	(24.2)	11%		(10)%
Amortization of other intangible assets	(0.2)	(0.1)	—	na		na

Earnings from operations	30.5	31.7	28.2	(11)%		(8)%

Net earnings from continuing operations	13.1	14.0	12.0	(14)%		(8)%
Net loss from discontinued operations	(40.3)	(0.9)	(10.7)	(1,136)%		73%

Net earnings (loss)	(27.2)	13.1	1.3	(90)%		na

Diluted net earnings (loss) from continuing operations per share	0.25	0.26	0.22
Diluted net loss from discontinued operations per share	(0.77)	(0.02)	(0.20)

Diluted net earnings (loss) per share	(0.52)	0.24	0.02

New orders	230.6	184.5	205.4	11%		(11)%
Backlog at end of period	221.9	251.7	234.3	(7)%		6%

(1)	Percentage point change

Net Sales in the fourth quarter of 2006 was 4% higher as compared to the third quarter of 2006. When compared to the fourth quarter of 2005, net sales decreased by 4%.

The weakening of the US dollar and US dollar related currencies against the euro in the fourth quarter of 2006 as compared to the third quarter of 2006 and the fourth quarter of 2005 impacted sales negatively by 0.3% and 5.5% respectively.

When compared to the third quarter of 2006, net sales of the Company’s Front-end segment increased 16% from € 96.1 million to € 111.2 million, while net sales of the Company’s Back-end segment decreased 5% from € 117.3 million to € 111.6 million.

The Gross Profit Margin for the fourth quarter of 2006 of 37.6% of net sales was 1.3 percentage points below the 38.9% gross profit margin realized in the third quarter of 2006. The fourth quarter gross profit margin of the Front-end segment decreased to 31.5% from 32.9% in the third quarter of 2006. The gross profit margin of the Back-end segment decreased slightly from 43.8% in the third quarter to 43.7% in the fourth quarter. The gross profit margin of the fourth quarter of 2005 included one-time charges of € 2.6 million related to the consolidation of platforms used in our Capacitor Product group.

Selling, General and Administrative Expenses increased 7% from € 29.2 million in the third quarter of 2006 to € 31.4 million in the fourth quarter of 2006 and increased 23% from € 25.5 million in the fourth quarter of 2005.

The increase from the third quarter of 2006 is, in part, due to growing expenditures for increased sales activities of our Vertical Furnace product group and additional corporate expenses related to our extraordinary shareholders meeting in November 2006.

As a percentage of net sales, selling, general and administrative expenses in the fourth quarter of 2006 were 14%, as compared to 14% in the third quarter of 2006 and 11% in the fourth quarter of 2005.

Research and Development Expenses increased 11% from € 21.9 million in the third quarter of 2006 to € 24.2 million in the fourth quarter of 2006 and decreased 10% from € 27.0 million in the fourth quarter of 2005.

The increase from the third quarter of 2006 is mainly due to additional development expenses in our Capacitor and Transistor Product group.

The fourth quarter of 2005 included one-time charges of € 4.4 million related to the consolidation of platforms used in our Capacitor Product group.

As a percentage of net sales, research and development costs in the fourth quarter of 2006 were 11%, as compared to 10% in the third quarter of 2006 and 12% in the fourth quarter of 2005.

Earnings from Operations amounted to € 28.2 million in the fourth quarter of 2006 compared to € 31.7 million in the third quarter of 2006 and € 30.5 million in the fourth quarter of 2005. The decrease of 11% as compared to the third quarter of 2006 is primarily caused by increased operating expenses. Earnings from operations in the fourth quarter of 2005 included one-time charges of € 7.0 million related to the consolidation of platforms used in our Capacitor Product group.

Full year 2006

The following table shows the operating performance of 2006 in comparison to 2005 and the percentage change:

(euro million)	2005	2006	% Change
Net sales	724.7	877.5	21%
Gross profit margin	255.4	338.8	33%
Gross profit margin %	35.2%	38.6%	3.4 (1)
Selling, general and administrative expenses	(98.1)	(120.6)	23%
Research and development expenses	(89.8)	(88.1)	(2)%
Amortization of other intangible assets	(0.6)	(0.6)	(8)%

Earnings from operations	66.9	129.5	94%

Net earnings from continuing operations	8.9	54.7	515%
Net loss from discontinued operations	(49.1)	(20.4)	(59)%

Net earnings (loss)	(40.2)	34.3	na

Diluted net earnings (loss) from continuing operations per share	0.17	1.02	500%
Diluted net loss from discontinued operations per share	(0.93)	(0.38)	(59)%

Diluted net earnings (loss) per share	(0.76)	0.64	na

New orders for the year	759.8	889.9	17%
Backlog at the end of the year	221.9	234.3	6%

(1)	Percentage points change.

Net Sales The following table shows net sales of our Front-end and Back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	357.9	409.4	14%
Back-end	366.8	468.1	28%

Total net sales	724.7	877.5	21%

In 2006, net sales of wafer processing equipment (Front-end segment) represented 46.7% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 53.3% of total net sales in 2006.

In the second half of 2006, net sales in the Front-end segment increased by 3% compared to the first half of 2006, while net sales in the Back-end segment for the second half of 2006 decreased 4% compared to the first half of 2006. In total, net sales decreased by 1% compared to the first half of 2006.

The weakening of the US dollar and US dollar related currencies against the euro in 2006 as compared to 2005 impacted sales negatively by 0.4%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2005 and 2006:

(euro million)	€ 2005	€ 2006	% 2005	% 2006	Increase or (decrease) percentage points
Front-end	89.8	127.8	25.1%	31.2%	6.1
Back-end	165.6	211.0	45.2%	45.1%	(0.1)

Total gross profit	255.4	338.8	35.2%	38.6%	3.4

The gross profit margin of our Front-end segment increased steadily in 2006. Increased manufacturing of generic subassemblies and components by ASM Front-End Manufacturing Singapore (“FEMS”) contributed to this development. At the end of 2006, most generic subassemblies for 300mm Vertical Furnaces and 200mm Epitaxy systems were manufactured in this facility, as well as a number of generic subassemblies for the 200mm Vertical Furnaces. FEMS is expected to further lower our manufacturing costs and mitigate the impact of foreign currency transaction results on our margins. Focus on other cost reduction programs as well as the growing maturity and sales volume of our Vertical Furnace product group contributed positively to the increased gross profit margin in our Front-end segment. The gross profit margin of our Front-end segment in 2005 included one-time charges of € 2.6 million related to the consolidation of platforms used in our Capacitor Product group, which impacted the gross profit margin by 0.7 percentage points.

Although the gross profit margin of our Back-end segment decreased 2.6% in the second half of 2006 as compared to the first half of 2006 due in part to higher copper prices, the gross profit margin in 2006 remained at a level similar to 2005.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	57.1	67.3	18%
Back-end	41.0	53.4	30%

Total selling, general and administrative expenses	98.1	120.7	23%

The increase from 2005 is, besides general price increases, due to increased sales and marketing activity, demo activity, increased expenditures in preparing to meet the requirements under Section 404 of the Sarbanes-Oxley Act, and corporate expenses related to discussions with shareholders. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options of € 1.4 million.

As a percentage of net sales, selling, general and administrative expenses were 14%, both in 2006 and 2005.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	63.9	58.6	(8)%
Back-end	25.9	29.5	14%

Total research and development expenses	89.8	88.1	(2)%

The decrease in the Front-end segment was the result of increased focus in the research and development project portfolio. The year 2005 included one-time charges of € 4.4 million related to the consolidation of platforms used in our Capacitor Product group.

The increase in the Back-end segment was the result of increased research and development activities supporting more value-innovative products.

As a percentage of net sales, research and development expenses decreased from 12% for the year 2005 to 10% in 2006.

Earnings from Operations amounted to earnings of € 129.5 million in 2006 compared to earnings of € 66.9 million in 2005. The increase is mainly caused by higher sales levels and gross profit margin, only partially offset by increased operating expenses. Earnings from operations in 2005 included one-time charges of € 7.0 million related to the consolidation of platforms used in our Capacitor Product group.

A breakdown of our earnings from operations of our Front-end and Back-end segment and of our Front-end segment between our established products Vertical Furnaces, Epitaxy and PECVD, products in development and unallocated overhead is as follows:

(euro million)	2005	2006	% Change
Established products	20.6	37.2	18.6%
Products in development (1)	(39.3)	(27.5)	30.0%
Unallocated	(13.1)	(8.3)	36.6%

Earnings (loss) from operations Front-end segment	(31.8)	1.4	104.4%

Earnings from operations Back-end segment	98.7	128.1	29.8%

Total earnings from operations	66.9	129.5	93.6%

(1)	2005: includes € 7.0 million one-time charges

Net Interest Expense amounted to € 5.8 million in 2006 compared to € 10.4 million in 2005. Net interest expenses decreased due to less debt, the repayment of US$ 94.3 million in convertible subordinated notes in November 2005 and more favourable interest income resulting from increased interest rates.

Bookings and backlog

The following table shows the level of new orders during the year and the backlog at the end of the year for our Front-end and Back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end:
New orders for the year	352.4	429.5	22%
Backlog at the end of the year	135.4	155.5	14%

Back-end:
New orders for the year	407.4	460.4	13%
Backlog at the end of the year	86.5	78.8	(9)%

Total
New orders for the year	759.8	889.9	17%
Backlog at the end of the year	221.9	234.3	6%

For the full year 2006, the ratio of new orders divided by net sales (book-to-bill ratio) was 1.01, compared to 1.05 for the full year 2005.

For the fourth quarter of 2006, new orders received increased 11% to € 205.4 million from € 184.5 million in the third quarter of 2006. The increase was caused by a 33% increase of new orders in our Front-end segment, partially offset by an 8% decrease of new orders in our Back-end segment.

The backlog of € 234.3 million as of December 31, 2006 is 6% higher than the backlog of € 221.9 million as of December 31, 2005 and 7% lower than the backlog of € 251.7 million as of September 30, 2006.

Liquidity and capital resources

Net cash provided by operations was € 39.5 million for the fourth quarter of 2006 as compared to net cash provided by operations of € 21.1 million for the fourth quarter of 2005. For the year 2006, net cash provided by operations was € 143.8 million as compared to € 50.7 million for 2005. Theses developments result from improved net earnings and decreased working capital.

Net cash used in investing activities was € 4.2 million for the fourth quarter of 2006 as compared to € 12.5 million for the fourth quarter of 2005. For the year 2006, net cash used in investing activities was € 30.1 million as compared to € 45.6 million for 2005. These decreases primarily result from the proceeds of € 11.0 million of the sale of substantially all of ASM NuTool’s patent portfolio, and lower capital expenditures.

Net cash provided by financing activities was € 1.7 million for the fourth quarter of 2006 as compared to net cash used in financing activities of € 77.8 million for the fourth quarter of 2005. For the year 2006, net cash used in financing activities was € 41.8 million as compared to net cash used in financing activities of € 109.7 million for 2005. We repaid the remaining balance of US$ 94.3 million of our 5% convertible subordinated notes in November 2005. Dividend to minority shareholders of our subsidiary ASM Pacific Technology Ltd., increased from € 31.7 million in 2005 to € 51.1 million in 2006.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from € 236.0 million at December 31, 2005 to € 227.1 million at December 31, 2006. The decrease is primarily the result of increased focus on working capital management, and partially offset by increased sales and manufacturing levels. The number of outstanding days of working capital, measured based on annual sales, decreased from 119 days at December 31, 2005 to 94 days at December 31, 2006.

At December 31, 2006, the Company’s principal sources of liquidity consisted of € 193.9 million in cash and cash equivalents and € 104.5 million in undrawn bank lines. Approximately € 89.3 million of the cash and cash equivalents and € 28.3 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and € 25.9 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Outlook

As we enter 2007, we remain confident of our corporate strategy. During the past year, we had the opportunity to reiterate that strategy to our investors, and are pleased that our 2006 results validate our vision and corporate integrity. The target for our Front-end operations is to return to profitability at the net earnings level in 2007.

Based on good bookings in the fourth quarter of 2006, recent bookings in early 2007, and the visibility for the first half of 2007, we expect our Front-end sales for the first quarter in 2007 to be comparable to the fourth quarter of 2006 and expect a further increase in sales in the second quarter of 2007. We expect our Front-end segment to show positive net earnings in the first half of 2007.

Though Back-end is expected to show a lower sales level in the first quarter of 2007 compared with the fourth quarter of 2006, it should be another quarter with solid earnings.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

FRIDAY, MARCH 9, 2007 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1	800.510.9836
International:	+1	617.614.3670
Participation pass code is	603 45 039

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through March 23, 2007. The replay dial-in numbers are:

United States:	+1	888.286.8010
International:	+1	617.801.6888
Participation pass code is	450 55 739

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands except per share data)	in Euro
	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)
Net sales	232,293	222,877	724,698	877,491
Cost of sales	(149,099)	(139,055)	(469,321)	(538,674)

Gross profit	83,194	83,822	255,377	338,817

Operating expenses:
Selling, general and administrative	(25,524)	(31,368)	(98,073)	(120,654)
Research and development	(26,966)	(24,239)	(89,829)	(88,130)
Amortization of other intangible assets	(243)	(40)	(599)	(553)

Total operating expenses	(52,733)	(55,647)	(188,501)	(209,337)

Earnings from operations	30,461	28,175	66,876	129,480
Net interest expense	(2,409)	(1,121)	(10,417)	(5,824)
Foreign currency transaction losses	(50)	(59)	(128)	(1,250)

Earnings from continuing operations before income taxes and minority interest	28,002	26,995	56,331	122,406
Income tax expense	(1,559)	(5,275)	(6,666)	(14,095)

Earnings from continuing operations before minority interest	26,443	21,720	49,665	108,311
Minority interest	(16,116)	(10,963)	(43,558)	(54,882)
Gain on dilution of investment in subsidiary	2,781	1,255	2,781	1,255

Net earnings from continuing operations	13,108	12,012	8,888	54,684

Loss from discontinued operations before income taxes	(39,658)	(10,703)	(48,464)	(20,350)
Income tax expense	(641)	—	(641)	—

Net loss from discontinued operations	(40,299)	(10,703)	(49,105)	(20,350)

Net earnings (loss)	(27,191)	1,309	(40,217)	34,334

Net earnings (loss) per share:

Basic net earnings from continuing operations	0.25	0.22	0.17	1.02
Basic net loss from discontinued operations	(0.77)	(0.20)	(0.93)	(0.38)
Basic net earnings (loss)	(0.52)	0.02	(0.76)	0.64

Diluted net earnings from continuing operations (1)	0.25	0.22	0.17	1.02
Diluted net loss from discontinued operations (1)	(0.77)	(0.20)	(0.93)	(0.38)
Diluted net earnings (loss) (1)	(0.52)	0.02	(0.76)	0.64

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,655	53,613	52,638	53,403
Diluted (1)	52,655	53,852	52,638	53,575

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months and the year ended December 31, 2005, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net losses for those periods. For the three months and the year ended December 31, 2006 the effect of a potential conversion of convertible debt into 11,886,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands except per share data)	in Euro
	Three months ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	206,488	234,759	213,367	222,877
Cost of sales	(127,794)	(141,443)	(130,382)	(139,055)

Gross profit	78,694	93,316	82,985	83,822

Operating expenses:
Selling, general and administrative	(29,674)	(30,385)	(29,227)	(31,368)
Research and development	(20,581)	(21,391)	(21,919)	(24,239)
Amortization of other intangible assets	(183)	(228)	(102)	(40)

Total operating expenses	(50,438)	(52,004)	(51,248)	(55,647)

Earnings from operations	28,256	41,312	31,737	28,175
Net interest expense	(1,813)	(1,580)	(1,310)	(1,121)
Foreign currency transaction gains (losses)	161	(1,040)	(312)	(59)

Earnings from continuing operations before income taxes and minority interest	26,604	38,692	30,115	26,995
Income tax expense	(2,434)	(3,609)	(2,777)	(5,275)

Earnings from continuing operations before minority interest	24,170	35,083	27,338	21,720
Minority interest	(14,137)	(16,365)	(13,417)	(10,963)
Gain on dilution of investment in subsidiary	—	—	—	1,255

Net earnings from continuing operations	10,033	18,718	13,921	12,012

Loss from discontinued operations before income taxes	(7,464)	(1,317)	(866)	(10,703)
Income tax expense	—	—	—	—

Net loss from discontinued operations	(7,464)	(1,317)	(866)	(10,703)

Net earnings (loss)	2,569	17,401	13,055	1,309

Net earnings (loss) per share:

Basic net earnings from continuing operations	0.19	0.35	0.26	0.22
Basic net loss from discontinued operations	(0.14)	(0.02)	(0.02)	(0.20)
Basic net earnings (loss)	0.05	0.33	0.24	0.02

Diluted net earnings from continuing operations	0.19	0.32	0.26	0.22
Diluted net loss from discontinued operations	(0.14)	(0.02)	(0.02)	(0.20)
Diluted net earnings (loss)	0.05	0.30	0.24	0.02

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	53,073	53,446	53,474	53,613
Diluted	53,197	65,424	65,426	53,852

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands except share data)	In Euro
	December 31, 2005	December 31, 2006

		(unaudited)
Assets

Cash and cash equivalents	135,000	193,872
Accounts receivable, net	209,314	198,359
Inventories, net	189,404	197,089
Income taxes receivable	22	49
Deferred tax assets	2,841	3,140
Other current assets	24,232	24,009

Total current assets	560,813	616,518

Debt issuance costs	5,430	3,938
Deferred tax assets	536	1,052
Other intangible assets	9,177	4,948
Goodwill, net	73,009	54,576
Property, plant and equipment, net	163,343	151,265

Total Assets	812,308	832,297

Liabilities and Shareholders' Equity

Notes payable to banks	21,061	19,657
Accounts payable	93,669	99,841
Accrued expenses	75,437	70,773
Advance payments from customers	7,943	8,095
Deferred revenue	9,862	13,652
Income taxes payable	7,965	15,952
Current portion of long-term debt	7,150	7,344

Total current liabilities	223,087	235,314

Pension liabilities	1,462	3,490
Deferred tax liabilities	311	620
Long-term debt	25,741	19,267
Convertible subordinated debt	203,448	182,232

Total Liabilities	454,049	440,923

Minority interest	119,665	114,916

Shareholders' Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,678,952 and 53,828,745 shares	2,107	2,153
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	300,479	316,745
Retained earnings	(15,586)	18,748
Accumulated other comprehensive loss	(48,406)	(61,188)

Total Shareholders' Equity	238,594	276,458

Total Liabilities and Shareholders' Equity	812,308	832,297

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	in Euro
	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	(27,191)	1,309	(40,217)	34,334
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	10,231	7,725	36,006	35,067
Amortization of other intangible assets	541	945	1,748	2,439
Impairment of property, plant and equipment	3,308	—	3,308	—
Impairment and disposal of discontinued operations	33,128	9,507	33,128	12,841
Amortization of debt issuance costs	371	318	1,781	976
Compensation expense employee stock option plan	66	403	66	1,421
Compensation expense employee share incentive scheme ASMPT	6,242	1,748	6,242	7,290
Deferred income taxes	221	(664)	550	(151)
Minority interest	16,116	10,963	43,558	54,882
Gain on dilution of investment in subsidiary	(2,781)	(1,255)	(2,781)	(1,255)
Changes in other assets and liabilities:
Accounts receivable	(28,315)	5,647	(22,266)	(7,143)
Inventories	11,417	(4,718)	(14,537)	(26,095)
Other current assets	2,042	1,757	1,918	(1,632)
Accounts payable and accrued expenses	2,985	372	14,657	15,585
Advance payments from customers	373	58	(497)	1,403
Deferred revenue	(925)	1,650	(4,328)	4,241
Pension liabilities	(177)	496	(284)	629
Income taxes	(6,529)	3,246	(7,335)	8,960

Net cash provided by operating activities	21,123	39,507	50,717	143,792

Cash flows from investing activities:
Capital expenditures	(11,777)	(15,193)	(44,637)	(39,374)
Purchase of intangible assets	(455)	(856)	(732)	(3,298)
Acquisition of business, net of common shares issued and cash acquired	(1,101)	(356)	(1,101)	(1,162)
Proceeds from sale of property, plant and equipment	865	1,198	913	2,750
Proceeds from sale of intangible assets	—	11,032	—	11,032

Net cash used in investing activities	(12,468)	(4,175)	(45,557)	(30,052)

Cash flows from financing activities:
Notes payable to banks, net	2,050	(1,729)	(2,379)	1,052
Proceeds from long-term debt and subordinated debt	199	646	13,347	2,694
Repayments of long-term debt and subordinated debt	(80,489)	(2,078)	(89,620)	(6,282)
Proceeds from issuance of common shares	415	4,883	654	11,843
Dividend to minority shareholders	—	—	(31,713)	(51,125)

Net cash provided by (used in) financing activities	(77,825)	1,722	(109,711)	(41,818)
Exchange rate effects	2,170	(4,956)	20,932	(13,050)

Net increase (decrease) in cash and cash equivalents	(67,000)	32,098	(83,619)	58,872
Cash and cash equivalents at beginning of period	202,000	161,774	218,619	135,000

Cash and cash equivalents at end of period	135,000	193,872	135,000	193,872

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	6,172	3,454	10,295	6,000
Income taxes, net	8,509	3,300	14,093	5,893

Non cash investing and financing activities:
Capital leases	1,414	—	1,414	—

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.35% at December 31, 2006, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
Year ended December 31, 2005
Net sales to unaffiliated customers	357,913	366,785	724,698
Gross profit	89,742	165,635	255,377
Earnings (loss) from operations	(31,818)	98,694	66,876
Net interest income (expense)	(11,958)	1,541	(10,417)
Foreign currency transaction gains (losses)	174	(302)	(128)
Income tax expense	(1,095)	(5,571)	(6,666)
Gain on dilution of investment in subsidiary	2,781	—	2,781
Minority interest	—	(43,558)	(43,558)
Net earnings (loss) from continuing operations	(41,916)	50,804	8,888
Net loss from discontinued operations	(49,105)	—	(49,105)
Net earnings (loss)	(91,021)	50,804	(40,217)

Capital expenditures and purchase of intangible assets	25,354	20,015	45,369
Depreciation and amortization	21,794	15,960	37,754
Impairment of property, plant and equipment	3,308	—	3,308
Impairment of and disposal of discontinued operations	33,128	—	33,128
Cash and cash equivalents	55,329	79,671	135,000
Capitalized goodwill	26,005	47,004	73,009
Other intangible assets	9,177	—	9,177
Other identifiable assets	341,652	253,470	595,122
Total assets	432,163	380,145	812,308
Total debt	257,350	50	257,400
Headcount in full-time equivalents (1)	1,691	7,760	9,451

Year ended December 31, 2006	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	409,383	468,108	877,491
Gross profit	127,856	210,961	338,817
Earnings from operations	1,390	128,090	129,480
Net interest income (expense)	(9,131)	3,307	(5,824)
Foreign currency transaction losses	(1,228)	(22)	(1,250)
Income tax expense	(976)	(13,119)	(14,095)
Gain on dilution of investment in subsidiary	1,255	—	1,255
Minority interest	—	(54,882)	(54,882)
Net earnings (loss) from continuing operations	(8,690)	63,374	54,684
Net loss from discontinued operations	(20,350)	—	(20,350)
Net earnings (loss)	(29,040)	63,374	34,334

Capital expenditures and purchase of intangible assets	21,422	21,250	42,672
Depreciation and amortization	20,123	17,383	37,506
Impairment of and disposal of discontinued operations	12,841	—	12,841
Cash and cash equivalents	104,599	89,273	193,872
Capitalized goodwill	14,253	40,323	54,576
Other intangible assets	4,646	302	4,948
Other identifiable assets	328,257	250,644	578,901
Total assets	451,755	380,542	832,297
Total debt	227,793	707	228,500
Headcount in full-time equivalents (1)	1,860	9,008	10,868

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles in the United States of America ("US GAAP"). Accounting principles applied are unchanged compared to the year 2005, except for the adoption of Statements of Financial Accounting Standard No. 123R "Share-based Payment" ("SFAS 123R"), and No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)” (“SFAS 158”).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest in subsidiaries is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Consolidated Statements of Operations upon the sale of the respective inventory to a third party.

SFAS 123R

ASMI adopted SFAS 123R effective January 1, 2006 and applies the provisions of SFAS 123R to all share-based payments, including employee stock options, granted, vested, modified or settled subsequent to January 1, 2006. SFAS 123R requires that the cost of all share-based compensation arrangements, be reflected in the financial statements based on the fair value of the awards. The cost is measured at fair value on the grant date and is recognized over the requisite service period.

Prior to January 1, 2006, ASMI applied the intrinsic-value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees.” All stock options granted to employees had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense was reflected in financial statements.

SFAS 158

ASMI adopted SFAS 158 effective January 1, 2006. SFAS 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income; and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 does not change the amount of net periodic pension cost included in net income.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EBITDA - Front-end segment

EBITDA of our Front-end segment is a non-GAAP financial measure. We believe it is a relevant measure as it provides a comparison with earlier announcements. EBITDA of our Front-end segment, as defined by us, which excludes one-time charges related to the impairment and discontinuation of ASM NuTool, may not be comparable to similar titled measures reported by others. It should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with US GAAP. The calculation of EBITDA of our Front-end segment for the year 2006 is as follows:

(thousands)	in Euro
Year ended December 31, 2006
(unaudited)
Earnings from operations	1,390
Loss from discontinued operations before income taxes	(20,350)

(18,960)

Depreciation and amortization of other intangible assets	20,123
Amortization of debt issuance costs	976
One-time charges related to the impairment and disposal of ASM NuTool
Gain from the sale of patent portfolio	(6,689)
Impairment of goodwill	11,364
Settlement agreement with former shareholders NuTool	3,048
Reclassification of cumulative translation adjustment	4,832
Other restructuring charges	2,371

Total	14,926

EBITDA - Front-end segment	17,065

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Discontinued operations

Due to continued negative cash flows and the expected future returns on the invested capital employed, the Company decided in 2005 to reduce ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In December 2006 the Company sold substantially all off the ASM NuTool patent portfolio to a third party. This caused ASM NuTool to be accounted for retroactively as discontinued operations in the Company's Consolidated Financial Statements, in accordance with US GAAP.

Net losses from discontinued operations are summarized as follows:

(thousands)	in Euro
	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)
Net sales	1,666	(1,478)	1,720	(1,478)
Cost of sales	(3,609)	1,405	(2,158)	1,286

Gross profit	(1,943)	(73)	(438)	(192)

Operating expenses	(6,721)	(1,123)	(11,833)	(5,232)
Gain from the sale of patent portfolio	—	6,689	—	6,689
Impairment of goodwill	(30,994)	(11,364)	(30,994)	(11,364)
Settlement agreement with former shareholders NuTool	—	—	—	(3,048)
Reclassification of cumulative translation adjustment	—	(4,832)	—	(4,832)
Other restructuring charges	—	—	(5,199)	(2,371)

Total operating expenses	(37,715)	(10,630)	(48,026)	(20,158)

Loss from discontinued operations before income taxes	(39,658)	(10,703)	(48,464)	(20,350)
Income tax expense	(641)	—	(641)	—

Net loss from discontinued operations	(40,299)	(10,703)	(49,105)	(20,350)

Impairment and disposal of discontinued operations, as reported in the Consolidated Statement of Cash Flows, is summarized as follows:

(thousands)	in Euro
	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
	(unaudited)	(unaudited)		(unaudited)
Gain from the sale of patent portfolio	—	(6,689)	—	(6,689)
Impairment of goodwill	30,994	11,364	30,994	11,364
Impairment of property, plan and equipment	2,134	—	2,134	286
Settlement agreement with former shareholders NuTool	—	—	—	3,048
Reclassification of cumulative translation adjustment	—	4,832	—	4,832

Net loss from discontinued operations	33,128	9,507	33,128	12,841

The proceeds from the sale of the patent portfolio amounts to 11,032. After deducting the carrying value of the patent portfolio of 4,343, the gain amounts to 6,689.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP – IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings (loss)		Net earnings (loss)
	Three months ended December 31,		Year ended December 31,
(euro thousands except per share data)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	(27,191)	1,309	(40,217)	34,334
Adjustments for IFRS:
Impairment of goodwill	2,412	—	2,412	—
Classification of minority interest	16,116	10,963	43,558	54,882
Convertible subordinated notes	(1,805)	(2,718)	(6,504)	(9,899)
Development expenses	2,360	3,808	9,143	11,445
Option plans	(419)	(7)	(1,386)	85

Total adjustments	18,664	12,046	47,223	56,513

IFRS	(8,527)	13,355	7,006	90,847

IFRS allocation of net earnings:
Shareholders	(24,643)	2,392	(36,552)	35,965
Minority interest	16,116	10,963	43,558	54,882

Net earnings (loss) per share:
Basic	(0.47)	0.04	(0.69)	0.67
Diluted	(0.47)	0.04	(0.69)	0.67

	Equity	Equity
(euro thousands)	December 31, 2005	December 31, 2006

		(unaudited)
US GAAP	238,594	276,458
Adjustments for IFRS:
Goodwill	(11,686)	(10,575)
Classification of minority interest	119,665	114,916
Convertible subordinated notes	38,229	28,330
Development expenses	9,366	19,065
Pension plans	—	860

Total adjustments	155,574	152,596

IFRS	394,168	429,054